As Adopted at Board of
                                                          Directors Meeting on
                                                                March 17, 1992

                     GREAT HALL INVESTMENT FUNDS, INC.

                        DISTRIBUTION EXPENSE PLAN


     WHEREAS, Rule 12b-1 ("Rule 12b-1") under the Investment Company Act of 1940, as amended (the "1940 Act") provides that, except as provided in Rule 12b-1, it shall be unlawful for any registered open-end management investment company (other than such company complying with the provisions of Section 10(d) under the 1940 Act) to act as distributor of securities of which such company is the issuer, except through an underwriter.

     WHEREAS, Rule 12b-1 provides that a registered open-end management investment company will be deemed to be acting as a distributor of securities of which it is the issuer, other than through an underwriter, if it engages directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by such company, including but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

     WHEREAS, Great Hall Investment Funds, Inc., a Minnesota corporation ("Great Hall"), on behalf of the portfolios represented by each series of shares of common stock of Great Hall (the "Great Hall Funds"), has engaged Dain Bosworth Incorporated and Rauscher Pierce Refsnes, Inc. (together, the "Co-Distributors") as principal underwriters of each Fund's shares pursuant to a Co-Distributor Agreement (the "Co-Distributor Agreement").

     WHEREAS, the Co-Distributor Agreement provides that the Co-Distributors will receive as compensation for services they perform thereunder, in addition to a sales charge, if any, from certain of the Funds, a distribution fee from each Great Hall Fund for which Great Hall adopts this Plan (the "Great Hall 12b-1 Funds") based on a percentage of such Great Hall 12b-1 Fund's average daily net assets (which distribution fee will be used by the Co-Distributors to compensate broker-dealers, including the Co-Distributors and their registered representatives, for their sale of Great Hall 12b-1 Fund shares, and may also be used to pay other advertising and promotional expenses in connection with the distribution of Great Hall 12b-1 Fund shares).

     WHEREAS, the activities of Great Hall as hereinbefore described may be deemed to constitute the financing of an activity primarily intended to result in the sale of the Great Hall 12b-1 Funds' shares, and Great Hall may be deemed a distributor of said Great Hall 12b-1 Funds' shares.

     WHEREAS, Rule 12b-1 provides that a registered, open-end management company may act as a distributor of securities of which it is the issuer, provided that any payments made by such company in connection with such distribution are made pursuant to a written plan describing all material aspects of the proposed financing of distribution and that all agreements with any person relating to implementation of the plan are in writing and provided, further, that certain additional conditions are met.

     NOW, THEREFORE, the following shall constitute the plan of distribution (the "Plan") pursuant to which certain of the costs of distribution of each Great Hall 12b-1 Fund's shares of common stock (the "Shares"), shall be financed.

          Section 1.  Payment of Costs of Distribution.

     As long as the Co-Distributor Agreement, or any amendment or amendments thereto complying with Sections 5 and 6 of the Plan, shall remain in effect, each Co-Distributor shall receive from the Great Hall 12b-1 Funds, as compensation for services it performs under the Co-Distributor Agreement, in addition to a sales charge, if any, of the Funds having such a sales charge, a quarterly distribution fee in an amount set forth in the Co-Distributor Agreement and in Exhibit A hereto, which distribution fee shall be used by each Co-Distributor to compensate broker-dealers, including such Co-Distributor and its registered representatives, for their sales of 12b-1 Fund shares and to pay other advertising and promotional expenses in connection with the distribution of Great Hall 12b-1 Fund shares. The advertising and/or promotional expenses referred to in the foregoing sentence may include, but shall not be limited to, the expenses of the printing of Prospectuses and Statements of Additional Information for new shareholders, preparation and distribution of sales literature and advertising of any type.

     Additionally, each Co-Distributor and each Fund's investment adviser (the "Adviser"), in their sole and absolute discretion, may from time to time out of their own assets pay for certain additional costs of distributing the Funds' shares. Any such arrangements to pay such additional costs out of their own assets may be commenced or discontinued by the Co-Distributor or the Adviser at any time.

          Section 2.  Approvals by Great Hall and the Great Hall 12b-1 Funds.

     (a) Great Hall represents that the Plan, together with the Co-Distributor Agreement, has been approved by a vote of the Board of Directors of Great Hall and by the vote of a majority of the directors of Great Hall who are not "interested persons" of Great Hall, as defined in Section 2(a)(19) of the 1940 Act and the rules, regulations, and releases relating thereto, and have no direct or indirect financial interest in the operation of the Plan, or in the Co-Distributor Agreement or any other agreement related to the Plan ("Interested Persons"), cast in person at a meeting called for the purpose of voting on the Plan and the Co-Distributor Agreement.

     (b) In approving the Plan and the Co-Distributor Agreement, the directors of Great Hall have undertaken the following:

            (1) the directors have concluded, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and Sections 36(a) and 36(b) of the 1940 Act, that the Plan will benefit each Great Hall 12b-1 Fund and its shareholders;

            (2) the directors have requested and evaluated such information as was reasonably necessary to make an informed determination of whether the Plan should be implemented, and, in connection therewith, officials of the Co-Distributors and the Adviser, as parties to agreements related to the Plan, have furnished such information reasonably necessary for the foregoing purposes;

            (3) the directors have considered and given appropriate weight to all pertinent factors, including, without limitation, the following:

                  (A) the need for independent counsel or experts to assist the directors in reaching a determination;

                  (B) the nature of the problems or circumstances which purportedly make implementation of the Plan necessary or appropriate;

                  (C)   the causes of such problems or circumstances;

                  (D) the way in which the Plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures, the relationship of such expenditures to the overall cost structure of the Great Hall 12b-1 Funds, the nature of the anticipated benefits, and the time it would take for those benefits to be achieved;

                  (E)   the merits of possible alternative plans;

                  (F) the interrelationship between the Plan and the activities of any other person who finances or has financed distribution of the Shares, including whether any payments by any of the Great Hall 12b-1 Funds to such other person are made in such a manner as to constitute the indirect financing of distribution by such Great Hall 12b-1 Fund; and

                  (G) the possible benefits of the Plan to any other person relative to those expected to inure to the Great Hall 12b-1 Funds.

     (c) The Plan shall become effective with respect to each Great Hall 12b-1 Fund upon approval by a vote of at least a majority of the outstanding voting securities of such Great Hall 12b-1 Fund.

     Section 3.  Reports to and Review by the Board of Directors of Great
Hall.

     (a) Any person authorized to direct the disposition of monies paid or payable by the Great Hall 12b-1 Funds pursuant to the Plan, the Co-Distributor Agreement, or any other agreement related to the Plan shall provide the Board of Directors of Great Hall, and the Board of Directors of Great Hall shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     (b) The Co-Distributor Agreement and any other agreement related to the Plan shall by their respective terms provide that appropriate officers of each Co-Distributor or any party to such other agreement(s) shall provide the directors of Great Hall with such information as may be reasonably necessary to the directors of Great Hall for the purposes required by Sections 2(a), 2(b) and 7(c) of the Plan.

     Section 4.  Selection of Great Hall Directors.

     In connection with the implementation and continuation of the Plan, Great Hall hereby undertakes to commit the selection and nomination of those directors of Great Hall who are not "interested persons" of Great Hall, as defined in Section 2(a)(19) of the 1940 Act and the rules, regulations, and releases pursuant thereto, to a committee comprised of such directors who are not such "interested persons."

     Section 5. Concerning the Co-Distributor Agreement and Other Agreements Related to the Plan.

     In addition to the requirement contained in Sections 3(b) and 7(a) of the Plan, the Co-Distributor Agreement and any other agreement related to the Plan shall be in writing and shall provide that such agreement shall be terminated:

            (a) at any time, without the payment of any penalty, by vote of a majority of the members of the Board of Directors of Great Hall who are not Interested Persons or by vote of a majority of the outstanding Shares on not more than sixty days' written notice to the other party thereto;
and

            (b)   automatically in the event of its assignment.

     Section 6.  Amendments and Modifications.

     The Plan, the Co-Distributor Agreement and any other agreement related to the Plan shall not be amended, modified, or superseded except by an agreement in writing, and, in addition:

            (a) may not be amended with respect to any Great Hall 12b-1 Fund to increase materially the amount to be spent by such Great Hall 12b-1
Fund for costs of distribution, as in Section 1 of the Plan provided, without the approval of the holders of a majority of the outstanding shares of the such Great Hall 12b-1 Fund; and

            (b) may not be amended in any material manner unless such amendment has been approved in the manner provided in, and consistent with the procedures specified by, Sections 2(a) and 2(b) of the Plan.

     Section 7.  Continuation and Termination.

     (a) The Plan, the Co-Distributor Agreement and any other agreement related to the Plan shall continue in effect for a period of more than one year from the date of its adoption or execution only as long as the continuance is specifically approved at least annually in the manner described in Section 2(a) of the Plan.

     (b) The Plan may be terminated by any Great Hall 12b-1 Fund at any time by vote of a majority of the members of the Board of Directors of Great Hall who are not Interested Persons or by vote of a majority of the outstanding voting securities of such Great Hall 12b-1 Fund.

     (c) In determining whether the Plan shall be continued or terminated as in this Section 7 provided, the directors of Great Hall shall make such determination in the manner provided in, and consistent with the procedures specified by, Sections 2(a) and 2(b) of the Plan; provided that, in addition to the factors specified in Section 2(b)(3), the directors of Great Hall shall also consider and give appropriate weight to the following factors:

     (1)    the effect of the Plan on existing shareholders; and

     (2) whether the Plan has in fact produced the anticipated benefits for each Great Hall Fund and its shareholders.

     Section 8.  Preservation of Information.

     (a) Great Hall shall, for a period of not less than six years, preserve the following information and documentation:

            (1)   the Plan;

            (2)   the Co-Distributor Agreement;

            (3)   any other agreement related to the Plan;

            (4)   any report made pursuant to Section 3 of the Plan; and

            (5) all minutes which are recorded as a result of the requirements of Sections 2, 6 or 7 of the Plan and which relate to the approval, amendment or continuation of the Plan, the Co-Distributor Agreement or any other agreement related to the Plan.

     (b) With respect to the information and documentation required to be preserved pursuant to subsection (a) of this Section 8, such information and documentation shall be preserved in an easily accessible place for a period of not less than two years.

     Section 9.  Majority of the Outstanding Voting Securities.

     Wherever referred to in the Plan, the vote or approval of the holders of a majority of the outstanding shares or voting securities of a Great Hall 12b-1 Fund shall mean the lesser of (a) the vote of 67% or more of the voting securities of such Great Hall 12b-1 Fund present at a regular or special meeting of shareholders duly called, if the holders of more than 50% of such Great Hall 12b-1 Fund's outstanding voting securities are present or represented by proxy, or (b) the vote of more than 50% of the outstanding voting securities of such Great Hall 12b-1 Fund.

                                 EXHIBIT A
                                    to
                         DISTRIBUTION EXPENSE PLAN


                                                               12b-1 PLAN
GREAT HALL 12b-1 FUND               EFFECTIVE DATE            COMPENSATION

Great Hall National Tax-            March 17, 1992                  (1)
  Exempt Fund (Series D)

Great Hall Minnesota                March 17, 1992                  (1)
  Insured Tax-Exempt
  Fund (Series E)


___________________________________

     (1) Under the Co-Distributor Agreement, in addition to the sales charge applicable to each of Series D and Series E of Great Hall (as set forth in each series' current prospectus), each Co-Distributor shall receive a quarterly distribution fee equal to one-quarter of .30% of that portion of each series' respective average daily net assets (during such calendar quarter) that are attributable to shareholder accounts of such Co-Distributor. Such quarterly fee may be waived in whole or in part by the parties hereto.